Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Evolution Nutrition, Inc.
512 Via de la Valle Suite 301
Solana Beach, CA 92075
http://www.getdailynourish.com

Up to $1,235,000.00 Convertible Promissory Note.
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Evolution Nutrition, Inc.
Address: 512 Via de la Valle Suite 301, Solana Beach, CA 92075
State of Incorporation: CA
Date Incorporated: April 24, 2009

Terms:

Convertible Promissory Notes

Offering Minimum: $15,000.00 of Convertible Promissory Note.
Offering Maximum: $1,235,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Series A Preferred Stock when the company raises $1,235,000.00 in a qualified equity financing.
Maturity Date: November 15, 2025
Valuation Cap: $19,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $249.00

Terms of the underlying Security

Underlying Security Name: Series A Preferred Stock

Voting Rights: None

Material Rights:

<p>For further information on the material rights associated with this class of securities please see the Company's Amended & Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F. </p> <p>Dividend Preference. The holders of Series A Preferred Non-Voting shall be entitled to receive, out of funds legally available therefor, dividends at an annual rate equal to 8.0% of the "Original Series A Non-Voting Issue Price" (i.e., $1.00 per share) (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like with respect to such shares) for each outstanding share of Series A Preferred Non-Voting stock held by them, payable when and if declared by the Company's Board of Directors, in preference and priority to the payment of dividends on any shares of Common Stock (other than those payable solely in Common Stock or involving the repurchase of shares of Common Stock from terminated directors, officers, employees, consultants or advisors of the Company or its subsidiaries pursuant to contractual arrangements). In the event dividends are paid to the holders of Series A Preferred Non-Voting that are less than the full amounts to which such holders are entitled pursuant to this Section 1(a), such holders shall share ratably in the total amount of dividends paid according to the respective amounts due each such holder if such dividends were paid in full.</p> <p>Liquidation Preference. Upon the occurrence of a liquidation event, each holder of Series A Preferred Non-Voting shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of Common Stock, by reason of their ownership of such stock, the amount of $1.00 (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like with respect to such shares for each share of Series A Preferred Non-Voting then held by such holder, plus an amount equal to all declared but unpaid dividends on such shares of Series A Preferred Non-Voting.</p> <p>Conversion. No conversion rights.</p>

*Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.

Investment Bonuses*

Time-Based Perks

Invest $500+ in the first 48 hours and receive 10% interest + 1 Year Free Access to DailyNourish Premium Subscription ($83.99 Value)

Invest $500+ in the first week and receive 5% interest + 1 Year Free Access to DailyNourish Premium Subscription ($83.99 Value)

Invest $500+ in the first two weeks and receive 3% interest + 1 Year Free Access to DailyNourish Premium Subscription ($83.99 Value)

Volume-Based Perks

Early Silver — Invest $1,000+ and receive 3% interest + 1 Year Free Access to DailyNourish Premium Subscription ($83.99 Value)

Early Gold — Invest $2,000+ and receive 5% interest + 1 Year Free Access to DailyNourish Premium Subscription ($83.99 Value)

Early Platinum — Invest $5,000+ and receive 10% interest + 1 Year Free Access to DailyNourish Premium Subscription ($83.99 Value)

Early Platinum Plus — Invest $10,000+ within the first two weeks and receive 15% interest + 1 Year Free Access to DailyNourish Premium Subscription ($83.99 Value)

Loyalty Bonus

Previous investors will receive 10% bonus interest.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% Bonus for StartEngine Shareholders

Evolution Nutrition, Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding, Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Company Overview

Evolution Nutrition, Inc. was incorporated on April 24, 2009, in the state of California. Evolution Nutrition offers a web-based nutrition programming platform (nutrition therapy and advice based on scientific evidence) that provides nutritional plans for professionals and individuals.

DailyNourish introduces an intuitive app that allows healthful eating to be enjoyable. Our team of registered dietitians (RD) crafts and develops all-balanced meals that not only fulfill nutritional needs but also cultivate a sense of satiety, often leading to reduced consumption. Precise planning by our RD experts fosters adherence to healthier options while enjoying what you eat. Our subscription model, ranging from free plans to feature-rich premium options, maximizes user engagement and community involvement. Coupled with our Amazon Fresh integration, we establish diversified revenue streams. With availability on iOS and Android, we appeal to a broad audience, and in our view, affirming Evolution Nutrition as a compelling investment opportunity that reshapes wellness and healthy eating.

Competitors and Industry

Competitors & Industy

In light of projections indicating that the global market for weight loss and management is on track to reach a substantial value of USD 282.53 billion by 2028 (as per our source), DailyNourish is strategically positioning itself as a pivotal player in this expanding sector. As of June 2023, we have successfully introduced our mobile application, a project underpinned by a substantial self-funded investment amounting to $2.4 million. Impressively, within the initial eight weeks of its launch, Evolution Nutrition's app garnered 20,500 downloads, a feat achieved with a limited marketing budget.

This remarkable journey is guided by the visionary leadership of our Founder and CEO, Jeff Boyes, a distinguished fitness expert and a thought leader boasting more than two decades of industry experience. Complementing his expertise, our team has remained steadfastly dedicated, working collaboratively for over a decade.

Our trajectory thus far has been characterized by revenue growth, consistently demonstrating our financial strength. In the fiscal years spanning from 2015 to 2021, we achieved a gross profit margin of 68%. Moreover, our influence extends to a thriving community encompassing over 30,000 businesses and a vast client base exceeding 2 million individuals.

Collectively, these achievements underscore Evolution Nutrition's unwavering commitment to revolutionizing the landscape of wellness and nutrition for the enduring betterment of all.

https://www.expertmarketresearch.com/

Current Stage and Roadmap

Current Stage

In June 2023, Evolution Nutrition successfully launched our app, DailyNourish, leveraging a substantial self-funded investment of $2.4 million. Remarkably, within the initial eight weeks of its release and despite operating on a modest marketing budget, we achieved an impressive milestone of over 25,000 app downloads. This accomplishment speaks to our team's ingenuity and the compelling vision set forth by our Founder/CEO, Jeff Boyes. With over two decades of experience as a distinguished fitness expert and thought leader, Jeff has provided invaluable guidance.

Bolstered by a cohesive team that has remained steadfastly united for more than a decade, DailyNourish is making a notable impact in its niche. Our track record is punctuated by consistent revenue growth, boasting a noteworthy gross profit margin of 68% spanning the fiscal years 2015 to 2021. Furthermore, our influence extends to an expansive community comprising more than 30,000 businesses and a clientele exceeding 2 million individuals. These significant milestones underscore our unwavering dedication to transforming the realms of wellness and nutrition for long-lasting, positive change.

Future Roadmap

In a landscape marked by ever-evolving dietary trends, the Company's app DailyNourish offers a forward-looking vision for weight management—one that celebrates the joy of food without deprivation. Our forthcoming journey is centered around the DailyNourish app, designed to simplify the pursuit of healthy eating through well-rounded meals and meticulous meal planning. From streamlining your mealtime choices to facilitating convenient Amazon Fresh deliveries directly to your doorstep, we believe we're poised to redefine the way you nourish yourself.

With a seasoned team boasting a decade of successful B2B meal planning experience and a global community spanning 35 countries, encompassing over 2 million clients, we are embarking on an innovative Direct-to-Consumer venture. We invite you to join us in harnessing a substantial market opportunity and becoming a part of a burgeoning movement that is swiftly gaining momentum.

The Team

Officers and Directors

Name: Jeffery Boyes

Jeffery Boyes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO/Founder
  Dates of Service: January, 2009 - Present
  Responsibilities: Founder & CEO of Evolution Nutrition & Daily Nourish. Salary: $275,000

- Position: Director
  Dates of Service: April, 2009 - Present
  Responsibilities: Managing the overall business and affairs of the company

Name: Chris Swortwood

Chris Swortwood's current primary role is with Investment & Business Entrepeneur. Chris Swortwood currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: August, 2011 - Present
  Responsibilities: Board of Directors

Name: Mike Fleury

Mike Fleury's current primary role is with MeFleury Corp. Mike Fleury currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Head of Product Development
  Dates of Service: August, 2020 - Present
  Responsibilities: Oversee technical development of Daily Nourish App

- Position: Director
  Dates of Service: January, 2023 - Present
  Responsibilities: Board of Directors

Other business experience in the past three years:

- Employer: MeFleury Corp
  Title: President & Owner
  Dates of Service: January, 2019 - Present
  Responsibilities: Management of business

Name: Dr Christopher Boyes

Dr Christopher Boyes's current primary role is with Coastal Vein & Vascular Specialist. Dr Christopher Boyes currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: November, 2020 - Present
  Responsibilities: Board of director member

Other business experience in the past three years:

- Employer: Coastal Vein & Vascular Specialist
  Title: Owner & Physician
  Dates of Service: January, 2021 - Present
  Responsibilities: Oversee business and medical operations

Name: Dr Thomas Incledon

Dr Thomas Incledon's current primary role is with Causenta Wellness & Cancer Care Center. Dr Thomas Incledon currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: November, 2020 - Present
  Responsibilities: Board of director member

Other business experience in the past three years:

- Employer: Causenta Wellness & Cancer Care Center
  Title: Clinical research director & owner
  Dates of Service: January, 2013 - Present
  Responsibilities: Oversee directives and research

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering a Convertible Note in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the

value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with No Voting Rights
The Convertible Promissory Note that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources

than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeffery H. Boyes	5,720,000	Common Stock	30.58%
Jeffery H. Boyes	122,717	Series A Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Series B Preferred Stock, Convertible Note 1, Convertible Note 2, and Convertible Promissory Note Series 2023 - CF.

Common Stock

The amount of security authorized is 28,000,000 with a total of 8,493,482 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Common Stock.

Series A Preferred Stock

The amount of security authorized is 5,337,735 with a total of 4,840,153 outstanding.

Voting Rights

There are no voting rights associated with Series A Preferred Stock.

Material Rights

For further information on the material rights associated with this class of securities please see the Company's Amended & Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

Dividend Preference. The holders of Series A Preferred Non-Voting shall be entitled to receive, out of funds legally available therefor, dividends at an annual rate equal to 8.0% of the "Original Series A Non-Voting Issue Price" (i.e., $1.00 per share) (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like with respect to such shares) for each outstanding share of Series A Preferred Non-Voting stock held by them, payable when and if declared by the Company's Board of Directors, in preference and priority to the payment of dividends on any shares of Common Stock (other than those payable solely in Common Stock or involving the repurchase of shares of Common Stock from terminated directors, officers, employees, consultants or advisors of the Company or its subsidiaries pursuant to contractual arrangements). In the event dividends are paid to the holders of Series A Preferred Non-Voting that are less than the full amounts to which such holders are entitled pursuant to this Section 1(a), such holders shall share ratably in the total amount of dividends paid according to the respective amounts due each such holder if such dividends were paid in full.

Liquidation Preference. Upon the occurrence of a liquidation event, each holder of Series A Preferred Non-Voting shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of Common Stock, by reason of their ownership of such stock, the amount of $1.00 (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like with respect to such shares for each share of Series A Preferred Non-Voting then held by such holder, plus an amount equal to all declared but unpaid dividends on such shares of Series A Preferred Non-Voting.

Conversion. No conversion rights.

Series B Preferred Stock

The amount of security authorized is 7,000,000 with a total of 4,530,768 outstanding.

Voting Rights

One vote per share as convertible into Common Stock.

Material Rights

For further information of the material rights associated with this class of securities please see the Company's Amended & Restated Articles of Incorporation attached to the Offering Memorandum as Exhibit F.

Convertible Note 1

The security will convert into The convertible notes are convertible into equity securities at a conversion price. the conversion price shall be converted into the same class and series of securities issued in the qualified financing upon the same terms and conditions applicable to the other participant in the qualified financing. since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately. and the terms of the Convertible Note 1 are outlined below:

Amount outstanding: $200,000.00
Maturity Date: March 15, 2025
Interest Rate: 15.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Financing - see Other Material Terms below

Material Rights

Automatic Conversion. The note will automatically convert into other securities of the Company upon the closing of a financing (other than the sale of convertible securities, convertible promissory notes or debt) undertaken by the Company before the Maturity Date principally for capital raising purposes (a "Financing"), provided that the aggregate amount of gross proceeds in such Financing totals at least $1,000,000 in the aggregate (a "Qualified Financing").

Optional Conversion. If the Company undertakes a Financing that is not a Qualified Financing prior to the Maturity Date, then this investor may elect to convert the note into the same class and series of securities issued in the Finanicng upon the same terms and conditions of the Financing. If the Company does not undertake a Financing that is not a Qualified Financing prior to the Maturity Date, or if the Company undertakes a Change of Control, then this investor may elect to convert the note into the number of shares of Common Stock.

Convertible Note 2

The security will convert into The convertible notes are convertible into equity securities at a conversion price. the conversion price shall be converted into the same class and series of securities issued in the qualified financing upon the same terms and conditions applicable to the other participant in the qualified financing. since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately. and the terms of the Convertible Note 2 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: April 03, 2025
Interest Rate: 15.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

Automatic Conversion. The note will automatically convert into other securities of the Company upon the closing of a financing (other than the sale of convertible securities, convertible promissory notes or debt) undertaken by the Company before the Maturity Date principally for capital raising purposes (a "Financing"), provided that the aggregate amount of gross proceeds in such Financing totals at least $1,000,000 in the aggregate (a "Qualified Financing").

Optional Conversion. If the Company undertakes a Financing that is not a Qualified Financing prior to the Maturity Date, then this investor may elect to convert the note into the same class and series of securities issued in the Finanicng upon the same terms and conditions of the Financing. If the Company does not undertake a Financing that is not a Qualified Financing prior to the Maturity Date, or if the Company undertakes a Change of Control, then this investor may elect to convert the note into the number of shares of Common Stock.

Convertible Promissory Note Series 2023 - CF

The security will convert into Series a preferred stock and the terms of the Convertible Promissory Note Series 2023 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: November 15, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%

Valuation Cap: $19,000,000.00
Conversion Trigger: Qualified Equity Financing of $1,235,000

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Series A Preferred Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Series A Preferred Stock resulting in gross proceeds to the Company of at least $1,235,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Series A Preferred Stock at a conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $19,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Series A Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Series A Preferred Stock at a price per security equal to the quotient of $19,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a convertible noteholder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $200,000.00
  Use of proceeds: Marketing Campaigns & Customer Acquisition
  Date: March 15, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Growth & funding for Daily Nourish public launch
  Date: May 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $1,745,197 compared to $1,494,885 in fiscal year 2023. The slight decrease was due to industry marketing shifts which affected ad campaigns and conversions.

Cost of sales

Cost of Sales for fiscal year 2022 was $545,402 compared to $618,060 in fiscal year 2023. The decrease was due to larger research & development requirements in 2022 vs 2023 for our consumer app initiatives.

Gross margins

Gross margins for fiscal year 2022 were $1,199,795 compared to $876,824 in fiscal year 2023. The slight decrease was due to industry marketing shifts with increased development costs for the company with the consumer app development.

Expenses

Expenses for fiscal year 2022 were $1,203,539 compared to $1,636,482 in fiscal year 2023. The increase was due to the self-funded development and marketing efforts for the consumer app Daily Nourish.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because of the consumer market opportunities position us to capture a strong percentage of the $0.79B consumer meal planning app market. Past cash was primarily generated through our professional application, Evolution Nutrition, which focused on a recurring revenue model that generated high LTV and profit margins. Our goal is to greatly accelerate our growth, customer acquisition, and revenue by penetrating the $0.79B meal planning consumer app industry.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2023, the Company has capital resources available in the form of a line of credit for $25,000 from Headway Capital, a capital contribution commitment in the amount of $200,000, and $40,000 cash on hand.

In April 2023, the Company entered into a Future Receipts Sale Agreement with Forward Financing LLC whereby $269,500 of the Company's future sales receipts were sold for $200,000. Forward Financing is entitled to collect 12% of the future monthly sales receipts to be made in weekly payments of $5,614.60.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 1 year. This is based on a current monthly burn rate of $150K for expenses related to salaries, COGS, marketing efforts & operational expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 5 years to reach maximum growth and position itself very well for acquisition. This is based on a current monthly burn rate of $300K for expenses related to salaries, R & D, marketing & customer acquisition.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including lines of credit or private equity capital raises.

Indebtedness

- Creditor: First Insurance Funding- Loan
  Amount Owed: $6,039.00
  Interest Rate: 15.55%
  Maturity Date: December 22, 2023

- Creditor: Promissory Notes (2) - Curt Spanis
  Amount Owed: $13,603.00
  Interest Rate: 3.0%

Maturity Date: January 01, 2017

- Creditor: Promissory Note - Lou Ellen Boyes
  Amount Owed: $6,808.00
  Interest Rate: 3.0%
  Maturity Date: January 01, 2017

- Creditor: Promissory Note - William E. Boyes
  Amount Owed: $55,610.00
  Interest Rate: 5.0%
  Maturity Date: September 01, 2023

- Creditor: SBA loan
  Amount Owed: $1,048,288.00
  Interest Rate: 3.75%
  Maturity Date: December 16, 2051

- Creditor: Idea Financials
  Amount Owed: $250,000.00
  Interest Rate: 38.06%
  Maturity Date: November 17, 2024

- Creditor: Idea Financials Line of Credit
  Amount Owed: $211,743.99
  Interest Rate: 31.99%
  Maturity Date: March 29, 2025
  The interest rate above is variable and may change over time and actual financing charges may vary

Related Party Transactions

- Name of Entity: Curt Spanis
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: On May 2, 2009, the company entered into a promissory note agreement with Curt Spanis, one of the shareholders, in the amount of $4,600. The note bears an interest rate of 3% per annum and has a maturity date set on January 1, 2017.
  Material Terms: As of March 31, 2023, and March 31, 2022, the outstanding balances are $6,521 and $6,383, respectively including accrued interest. On May 16, 2009, the company entered into a promissory note agreement with Curt Spanis, one of the shareholders, in the amount of $5,000. The note bears an interest rate of 3% per annum and has a maturity date set on January 1, 2017. As of March 31, 2023 and March 31, 2022, the outstanding balances are $7,082 and $6,932, respectively including accrued interest.

- Name of Entity: Lou Ellen Boyes
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: On April 24, 2009, the company entered into a promissory note agreement with Lou Ellen Boyes, one of the shareholders, in the amount of $4,800.
  Material Terms: The note bears an interest rate of 3% per annum and has a maturity date set on January 1, 2017. As of March 31, 2023, and March 31, 2022, the outstanding balances are $6,808 and $6,664, respectively including accrued interest.

- Name of Entity: William and Diana Boyes
  Relationship to Company: Shareholders
  Nature / amount of interest in the transaction: On April 24, 2009, the company entered into a promissory note agreement with William and Diana Boyes the shareholders, in the amount of $9,600. The note bears an interest rate of 3% per annum and has a maturity date set on January 1, 2017.
  Material Terms: As of March 31, 2023, and March 31, 2022, the outstanding balances are $0 and $11,692, respectively including accrued interest.

- Name of Entity: William E. Boyes
  Relationship to Company: Shareholder
  Nature / amount of interest in the transaction: On January 1, 2021, the company entered into a promissory note agreement with William E. Boyes, one of the shareholders, in the amount of $50,000. The note bears an interest rate of 5% per annum and has a maturity date set on September 1, 2023.
  Material Terms: As of March 31, 2023, and March 31, 2022, the outstanding balance are $55,610 and $53,110,

respectively including accrued interest.

Valuation

Valuation Cap: $19,000,000.00

Valuation Cap Details: We believe Evolution Nutrition stands as a beacon of stability in the realm of Professional Meal Planning Software-as-a-Service (SAAS), boasting a rich 12-year history. As of the fiscal year-end in 2023 (3/31/2023), our annual revenue achieved an impressive $1.495 million, while our assets currently surpass the $2 million mark. This financial fortitude underscores our resilience and enduring presence in the market. Our revenue stability and growth are further exemplified by a mere 3% churn rate, a noteworthy achievement when compared to the industry average of 5-8%. Looking forward, we've invested significantly in the DailyNourish Consumer App, with cumulative investments totaling $2.4 million, culminating in its launch in June 2023. Our ambitious future projections indicate the potential for us to accelerate our annual revenue to $28 million by 2028, all while scaling profit margins to an impressive 90% and beyond. This projection encapsulates our commitment to a revenue scaling model, accompanied by the strategic optimization of Costs of Goods Sold (COGS) and resource allocation. Our growth strategy aligns with market penetration goals, aiming to capture a substantial 2-3% share of the lucrative $900 million annual revenue Meal Planning app industry. In 2022, we secured a pivotal partnership through an Amazon Fresh Affiliate Agreement, diversifying our revenue streams and enhancing our value proposition to customers. Financial Snapshot: Fixed Assets, Net: Our fixed assets encompass capitalized website costs, computer equipment, and furniture, totaling $2,625,789. These assets are depreciated monthly using the straight-line method, aligning with the launch of our new consumer application in the Apple Store in mid-June 2023. Software Mobile Application: $1,298,533 Website Capitalized Costs: $978,669 Software Subscription Model: $305,198 Computer Equipment: $30,310 Furniture & Equipment: $13,079 Intangible Assets, Net: This category includes non-physical assets, primarily company start-up costs. These costs are amortized on a monthly basis. Start-Up Costs: $22,580 Accumulated Amortization: -$20,123

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fee
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- Research & Development
  15.0%
  We will use 15% of the funds raised for market and customer research, new product development and market testing.
- Company Employment
  15.0%
  We will use 15% of the funds to hire key personnel for daily operations, including the following roles: mobile app developers, registered dietitians, personnel to support implementation of online health coaching services to heighten the engagement with users and their engagement. Wages to be commensurate with training, experience and position.
- Working Capital
  32.0%
  We will use 32% of the funds for working capital to cover expenses for the marketing & customer conversions.
- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Ongoing Operations
  31.5%
  We plan to use 31.5% of funds for ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than July 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.getdailynourish.com (www.getdailynourish.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/evolutionnutrition

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Evolution Nutrition, Inc.

[See attached]

EVOLUTION NUTRITION, INC.

FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2023 AND MARCH 31, 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Evolution Nutrition, Inc.
Solana Beach, California

We have reviewed the accompanying financial statements of Evolution Nutrition, Inc. (the "Company,"), which comprise the balance sheet as of March 31, 2023 and March 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending March 31, 2023 and March 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 17, 2023
Los Angeles, California

EVOLUTION NUTRITION, INC.
BALANCE SHEET
(UNAUDITED)

As of March 31,		**2023**		**2022**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	246,506	$	1,192,275
Acccounts Receivable, net		5,500		3,500
Prepaids and Other Current Assets		20,073		74,111
Total Current Assets		**272,079**		**1,269,886**
Property and Equipment, net		11,389		9,632
Intangible Assets		1,271,684		695,889
A right-of-use asset		330,659		-
Security Deposit		13,115		13,115
Total Assets	**$**	**1,898,926**	**$**	**1,988,522**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	184,054	$	77,663
Credit Cards		25,413		1,936
Current Portion of Loans and Notes		90,611		79,595
Current Portion of Lease Liability		136,171		-
Deferred Revenue		54,008		69,925
Other Current Liabilities		112,860		54,323
Total Current Liabilities		**603,117**		**283,441**
Promissory Notes and Loans		979,476		1,000,000
Lease Liability		225,657		-
Convertible Notes		200,000		-
Accrued Interest on Convertible Notes		1,315		-
Total Liabilities		**2,009,565**		**1,283,441**
STOCKHOLDERS EQUITY				
Common Stock		272,600		312,600
Series A preferred stock		1,510,038		1,510,038
Series B Preferred Stock		1,100,000		1,100,000
Treasury Stock		(28,574)		(28,574)
Retained Earnings/(Accumulated Deficit)		(2,964,703)		(2,188,983)
Total Stockholders' Equity		**(110,639)**		**705,081**
Total Liabilities and Stockholders' Equity	**$**	**1,898,926**	**$**	**1,988,522**

See accompanying notes to financial statements.

EVOLUTION NUTRITION, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended March 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	1,494,885	$	1,745,197
Cost of Goods Sold		618,060		545,402
Gross profit		876,824		1,199,795
Operating expenses				
General and Administrative		924,967		721,508
Sales and Marketing		711,515		482,031
Total operating expenses		1,636,482		1,203,539
Operating Income/(Loss)		(759,658)		(3,744)
Interest Expense		43,696		23,805
Other Loss/(Income)		(27,634)		(8,063)
Income/(Loss) before provision for income taxes		(775,720)		(19,486)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(775,720)**	**$**	**(19,486)**

See accompanying notes to financial statements.

EVOLUTION NUTRITION, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Series A Preferred Stock		Series B Preferred Stock		Treasury	Retained earnings/	Total Shareholder
(in , $US)	Shares	Amount	Shares	Amount	Shares	Amount	Stock	(Accumulated Deficit)	Equity
Balance—March 31, 2021	7,990,000	$ 312,600	4,840,153	$ 1,510,038	4,530,768	$ 1,100,000	$ (28,574)	$ (2,169,497)	$ 724,567
Net income/(loss)								(19,486)	(19,486)
Balance—March 31, 2022	7,990,000	312,600	4,840,153	1,510,038	4,530,768	1,100,000	(28,574)	$ (2,188,983)	$ 705,081
Rescindment of Loan for Stock Options Agreement	-	(40,000)	-	-	-	-			(40,000)
Net income/(loss)								(775,720)	(775,720)
Balance—March 31, 2023	7,990,000	$ 272,600	4,840,153	$ 1,510,038	4,530,768	$ 1,100,000	$ (28,574)	$ (2,964,703)	$ (110,639)

See accompanying notes to financial statements.

EVOLUTION NUTRITION, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended March 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(775,720)	$	(19,486)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		3,846		3,282
Amortization of Intangibles		90,721		128,291
Lease Liability		31,169		
Changes in operating assets and liabilities:				
Acccounts receivable, net		(2,000)		12,000
Prepaids and Other Current Assets		54,038		(4,337)
Accounts Payable		106,391		(13,279)
Deferred Revenue		(15,916)		69,925
Credit Cards		23,478		1,936
Other Current Liabilities		58,537		22,666
Accrued Interest on Convertible Notes		1,315		-
Net cash provided/(used) by operating activities		**(424,142)**		**200,997**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(5,603)		-
Purchases of Intangible Assets		(666,517)		(459,975)
Net cash provided/(used) in investing activities		**(672,120)**		**(459,975)**
CASH FLOW FROM FINANCING ACTIVITIES				
Rescindment of Loan for Stock Options Agreement		(40,000)		-
Borrowing on Promissory Notes and Loans		(9,508)		1,005,595
Borrowing on Convertible Notes		200,000		-
Net cash provided/(used) by financing activities		**150,492**		**1,005,595**
Change in Cash		(945,770)		746,617
Cash—beginning of year		1,192,275		445,659
Cash—end of year	**$**	**246,506**	**$**	**1,192,275**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	43,696	$	23,805
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Evolution Nutrition, Inc. was incorporated on April 24, 2009 in the state of California. The financial statements of Evolution Nutrition, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Solana Beach, California.

Evolution Nutrition offers a web-based nutrition programming platform (nutrition therapy and advice based on scientific evidence) that provides nutritional plans for professionals and individuals.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the March 31st as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of March 31, 2023 and March 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $443,013, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of March 31, 2023 and March 31, 2022, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Computer equipment	5 years
Furniture and Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its website development costs, software under construction and software subscription model. The intangible assets will be amortized over the expected period to be benefitted, which may be as long as 10 years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) post-implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

Evolution Nutrition, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing medical nutrition therapy and advice based on scientific evidence.

Cost of sales

Costs of goods sold include the cost of website maintenance, hosting, development, merchant fees, customer support, etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended March 31, 2023 and March 31, 2022 amounted to $711,515 and $482,031, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 17, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended March 31,	2023	2022
Prepaid expenses	20,073	27,311
Loan given for Stock Options Agreement	-	46,800
Total Prepaids and Other Current Assets	**$ 20,073**	**$ 74,111**

Other current liabilities consist of the following items:

As of Year Ended March 31,		2023		2022
Accrued Expenses		49,694		9,818
Accrued Interest		63,166		20,785
Deferred Rent		-		23,720
Total Other Current Liabilities	**$**	**112,860**	**$**	**54,323**

4. PROPERTY AND EQUIPMENT

As of March 31, 2023, and March 31, 2022, property and equipment consists of:

As of Year Ended March 31,		2023		2022
Computer equipment	$	30,310	$	25,778
Furniture and Equipment		13,079		12,007
Property and Equipment, at Cost		**43,388**		**37,785**
Accumulated depreciation		(32,000)		(28,153)
Property and Equipment, Net	**$**	**11,389**	**$**	**9,632**

Depreciation expenses for property and equipment for the fiscal year ended March 31, 2023, and March 31, 2022, were in the amount of $3,846 and $3,282, respectively.

5. INTANGIBLE ASSETS

As of March 31, 2023, and March 31, 2022, intangible asset consist of:

As of Year Ended March 31,		2023		2022
Website Capitalized Costs	$	978,669	$	978,669
Software Under Construction		1,164,483		497,967
Software Subscription Model		305,198		305,198
Intangible assets, at cost		**2,448,350**		**1,781,834**
Accumulated amortization		(1,176,666)		(1,085,945)
Intangible assets, Net	**$**	**1,271,684**	**$**	**695,889**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended March 31, 2023 and March 31, 2022 were in the amount of $90,721 and $128,291 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of March 31, 2023:

Period		Expense
2023	$	(90,721)
2024		(90,721)
2025		(90,721)
2026		(90,721)
Thereafter		(908,802)
Total	**$**	**(1,271,684)**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 28,000,000 shares of common stock with no par value. As of March 31, 2023 and March 31, 2022, 7,990,000 have been issued and are outstanding.

Series A Preferred Stock

The Company is authorized to issue 5,337,735 shares of Series A Preferred Stock with no par value. As of March 31, 2023 and March 31, 2022, 4,840,153 have been issued and are outstanding.

Series B Preferred Stock

The Company is authorized to issue 7,000,000 shares of Series B Preferred Stock with no par value. As of March 31, 2023 and March 31, 2022, 4,530,768 shares have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended March 31, 2023					For the Year Ended March 31, 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
First Insurance Funding- Loan	$ 7,244	15.55%	12/7/2022	12/22/2023	$ 352	$ 352	$ 5,687	$ -	$ 6,039	$ -	$ -	$ 7,224	$ -	$ 7,224
Promissory Note - Curt Spanis	$ 4,600	3.00%	5/2/2009	1/1/2017	$ 138	$ 1,021	$ 4,600	$ -	$ 6,521	$ 138	$ 1,783	$ 4,600		$ 6,383
Promissory Note - Curt Spanis	$ 5,000	3.00%	5/16/2009	1/1/2017	$ 150	$ 2,082	$ 5,000	$ -	$ 7,082	$ 150	$ 1,932	$ 5,000		$ 6,932
Promissory Note - Lou Ellen Boyes	$ 4,800	3.00%	4/24/2009	1/1/2017	$ 144	$ 2,008	$ 4,800	$ -	$ 6,808	$ 144	$ 1,864	$ 4,800		$ 6,664
Promissory Note – William and Diana Boyes	$ 9,600	3.00%	5/2/2009	Paid off	$ -	$ -	$ -	$ -	$ -		$ 3,721	$ 7,971		$ 11,692
Promissory Note – William E. Boyes	$ 50,000	5.00%	1/1/2021	9/1/2023	$ 2,500	$ 5,610	$ 50,000	$ -	$ 55,610	$ 2,500	$ 3,110	$ 50,000		$ 53,110
SBA loan	$ 1,000,000	3.75%	12/16/2021	12/16/2051	$ 37,500	$ 48,288	$ 20,524	$ 979,476	$ 1,048,288	$ 10,788	$ 10,788		$ 1,000,000	$ 1,010,788
Total					$ 40,784	$ 60,260	$ 90,611	$ 979,476	$ 1,130,347	$ 13,720	$ 23,197	$ 79,595	$ 1,000,000	$ 1,102,792

The summary of the future maturities is as follows:

As of Year Ended March 31, 2023		
2023	$	90,611
2024		20,524
2025		20,524
2026		20,524
2027		20,524
Thereafter		897,380
Total	**$**	**1,070,087**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended March 31, 2023					For the Year Ended March 31, 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Equity Instrument	$ 200,000	15.00%	03/15/2023	03/15/2025	1,315	1,315	-	200,000	200,000	-	-	-	$ -	-
Total	$ 200,000				$ 1,315	$ 1,315	$ -	$ 200,000	$ 200,000	$ -	$ -	$ -	$ -	$ -

The convertible notes are convertible into equity securities at a conversion price. The conversion price shall be converted into the same class and series of securities issued in the Qualified financing upon the same terms and conditions applicable to the other participant in the qualified financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Lease

The company entered into a lease agreement for the business premises located at City of Solana Beach, County of San Diego, California. The lease expires on September 30, 2025. The cumulative effects of the changes made to our balance sheet as of March 31, 2023, as a result of the adoption of the accounting standard update on leases were as follows:

		March 31, 2023
Lease liability		
Beginning balance	$	-
Additions	$	475,028
Lease payments		(113,200)
Balance at end of period	$	361,828

The aggregate minimum annual lease payments under operating leases in effect on March 31, 2023, are as follows:

		March 31, 2023
2023	$	158,041
2024	$	125,908
2025		77,878
2026		-
2027		
Thereafter		-
Total	**$**	**361,828**

8. INCOME TAXES

The provision for income taxes for the year ended March 31, 2023, and March 31, 2022 consists of the following:

As of Year Ended March 31,		2023		2022
Net Operating Loss	$	(231,475)	$	(17,960)
Valuation Allowance		231,475		17,960
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at March 31, 2023 and March 31, 2022 are as follows:

As of Year Ended March 31,		2023		2022
Net Operating Loss	$	(249,434)	$	(17,960)
Valuation Allowance		249,434		17,960
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of March 31, 2023, and March 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending March 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $835,906, and the Company had state net operating loss ("NOL") carryforwards of approximately $835,906. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

On May 2, 2009, the company entered into a promissory note agreement with Curt Spanis, one of the shareholders, in the amount of $4,600. The note bears an interest rate of 3% per annum and has a maturity date set on January 1, 2017.

As of March 31, 2023, and March 31, 2022, the outstanding balances are $6,521 and $6,383, respectively including accrued interest.

On May 16, 2009, the company entered into a promissory note agreement with Curt Spanis, one of the shareholders, in the amount of $5,000. The note bears an interest rate of 3% per annum and has a maturity date set on January 1, 2017. As of March 31, 2023 and March 31, 2022, the outstanding balances are $7,082 and $6,932, respectively including accrued interest.

On April 24, 2009, the company entered into a promissory note agreement with Lou Ellen Boyes, one of the shareholders, in the amount of $4,800. The note bears an interest rate of 3% per annum and has a maturity date set on January 1, 2017. As of March 31, 2023, and March 31, 2022, the outstanding balances are $6,808 and $6,664, respectively including accrued interest.

On April 24, 2009, the company entered into a promissory note agreement with William and Diana Boyes the shareholders, in the amount of $9,600. The note bears an interest rate of 3% per annum and has a maturity date set on January 1, 2017. As of March 31, 2023, and March 31, 2022, the outstanding balances are $0 and $11,692, respectively including accrued interest.

On January 1, 2021, the company entered into a promissory note agreement with William E. Boyes, one of the shareholders, in the amount of $50,000. The note bears an interest rate of 5% per annum and has a maturity date set on September 1, 2023. As of March 31, 2023, and March 31, 2022, the outstanding balance are $55,610 and $53,110, respectively including accrued interest.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from March 31, 2023, through August 17, 2023, which is the date the financial statements were available to be issued.

On April 3, 2023, the company entered into a convertible equity instrument in the amount of $100,000.

On April 21, 2023, the company entered into a future receipt sale agreement in the amount of $198,005. The percentage of Customer's Future Receipts that Purchaser may collect each month is set to 12%.

The company entered into a financing agreement with Coastal Funding in the amount of $100,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $759,658, an operating cash flow loss of $424,142 and liquid assets in cash of $246,506, which is less than a year worth of cash reserves as of March 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain enough additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF EVOLUTION NUTRITION

Putting enjoyment into healthy eating.

DailyNourish aims to redefine healthy eating with balanced meals and thoughtful planning. Experience the ease of nutritious, delectable food with our app. From ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


DailyNourish
Putting
enjoyment into
healthy eating.

$0 Raised

REASONS TO INVEST

- The US Diet and Nutrition Apps Market was valued at $2.18B in 2021 and is expected to reach $15B by 2029.
- Approximately 50 million Americans (~15% of US adults) will go on a diet in any given year.
- With a decade of success in the B2B meal planning space and a worldwide community, we believe our team is introducing the Daily Nourish DTC app, backed by unmatched industry insights.

Invest Now
5.0% Interest Rate

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION CAP**
$249	$19M

THE PITCH

Reteaching Weight Loss



Experience weight loss transformation with DailyNourish, shift away from endless diets and calorie tracking. Our app (available to download in the Apple App store as well as Google Play for Android devices) simplifies healthy eating through balanced meals and smart planning, bringing the enjoyment back to food. From culinary enthusiasts to nutrition experts, we merge foodie passion with science. Embrace a fresh perspective on weight loss, bid farewell to depriving diets, and welcome delectable, nutrient-rich recipes. Go from not knowing what to eat, to groceries delivered to your door with our Amazon Fresh integration.



Our Mission

We are helping the diet-wary rekindle a love of food through fresh meal-planning and ***nourishing recipes created for optimal wellness,*** pure pleasure on the plate, and yes, ***weight loss.***



THE PROBLEM & OUR SOLUTION

Reconnect with Delicious Health

The escalating obesity rate in the U.S., standing at 41.9% of adults, presents a critical challenge (source). Common industry knowledge underlines the important role of diet, as it constitutes 80% of the weight loss equation, leaving exercise with 20% (source). Unfortunately, restrictive diets display limited sustainability, with a staggering 95% relapse rate within 2 years (source).

Over 95% of people who try diets, *quit or gain* the weight back.



Approximately **50 million** Americans (~15% of US adults) will go on a diet in any given year. Current meal planning apps do not focus on proper nutrition for weight loss or making their user's journey easy or engaging.

DailyNourish introduces an intuitive app that allows healthful eating to be enjoyable. Our team of registered dietitians (RD) crafts and develops all balanced meals that not only fulfill nutritional needs but also cultivate a sense of satiety, often leading to reduced consumption. Precise planning by our RD experts fosters adherence to healthier options, while enjoying what you eat. Our subscription model, ranging from free plans to feature-rich premium options, maximizes user engagement and community involvement. Coupled with our Amazon Fresh integration, we establish diversified revenue streams. With availability on iOS and Android, we appeal to a broad audience, affirming DailyNourish as a compelling investment opportunity that reshapes wellness and healthy eating.


The Solution
One of the few mobile applications that teaches users how to eat nutrient dense meals that taste amazing, are quick and easy to make, while saving them time and money with Amazon Fresh delivery services.
Choose a meal plan and pick from various cuisine styles.
Select and customize your plan.
Send grocery list to amazonfresh (optional).
Cook culinary expert and dietitian-created recipes that are truly nourishing.

THE MARKET & OUR TRACTION

A Fruitful Wellness Journey

With the global weight loss and management market projected to reach USD 282.53 billion by 2028, DailyNourish is positioning itself as a key player in this expanding landscape. As of June 2023, we've launched our app, backed by a self-funded investment of $2.4 million, driving over 20,500 downloads in just the initial eight weeks with a limited marketing budget. Guided by the vision of our Founder/CEO Jeff Boyes, a seasoned fitness expert and thought leader with more than 20 years of experience, and a dedicated team that has been together for more than a decade, DailyNourish is making its mark. With a history of strong revenue growth, a gross profit margin of 68% from FY2015-2021, and an impressive community of over 30,000 businesses and 2+ million clients, our milestones underscore our commitment to revolutionizing wellness and nutrition for the long term.


Global weight loss and management market projected to reach USD 282.53 billion by 2028
$282.53B
projected growth by 2028


Community of over *30,000* businesses and *2M+* clients
Over *25,000* downloads in just the *initial 8 weeks* with a limited marketing budget
A gross profit margin of *68%* from FY 2015-2021

WHY INVEST

Elevate Wellness with DailyNourish


Join Us
No counting calories. No tracking or logging. Just *real meals, for real people.*

In a world of ever-changing diets and fleeting trends, DailyNourish presents a refreshing approach to weight loss—a celebration of food over deprivation. Our Daily Nourish App simplifies healthy eating through balanced meals and thoughtful planning. From easing your mealtime decisions to Amazon Fresh delivery right to your door, we're transforming the way you nourish yourself. With a team steeped in a decade of B2B meal planning success and a community spanning 35 countries and 2+ million clients, we believe we're pioneers venturing Direct to Consumer. Join us in seizing a significant market opportunity and be part of a movement that's quickly gaining traction.

It's time to invest in a company that's revolutionizing wellness, one delicious meal at a time.

ABOUT

HEADQUARTERS
512 Via de la Valle Suite 301
Solana Beach, CA 92075

WEBSITE
View Site

DailyNourish aims to redefine healthy eating with balanced meals and thoughtful planning. Experience the ease of nutritious, delectable food with our app. From eliminating meal confusion to doorstep grocery delivery through Amazon Fresh, we're transforming how you nourish yourself.

TEAM



Jeff Boyes
CEO & Director

Jeff has dedicated his life to health and fitness with more than 20+ years in the professional fitness industry, as a researcher, teacher, trainer, and entrepreneur, coupled with more than 12 years in the meal planning software space, making him a thought leader in the industry.

Jeff's knowledge and experience provides the balance needed to help create & execute the vision of Evolution Nutrition and Daily Nourish brands. Jeff holds Dual master's degrees in Exercise Physiology and Nutritional Science, which has laid the foundation for his personal drive to learn and excel.



Mike Fleury
Product Development & Director

Mike has 20+ years of experience designing systems and software platforms, while leading the development teams and processes to execute a product's vision. With certifications from the Nielsen Norman Group for User Experience strategy and design, he's been a major part of architecting the Daily Nourish platform.



Dr. Thomas Incledon, MD
Director

Dr. Tom Incledon has been recognized as one of the world's leading experts in the areas of human health and athletic performance. He is the founder and CEO of Causenta Wellness, a cutting-edge wellness and cancer treatment center in Scottsdale, Arizona. He belongs to over 30 different scientific organizations and reviews several peer-reviewed journals. Dr. Tom is one of the most sought-after healthcare providers in the United States.



Chris Swortwood
Director

Chris leverages his experience as an investor and an entrepreneur with 15 years of experience in operations, financial planning, and brand marketing. Chris began his career as a sports marketing manager at Oakley. Subsequently, Chris joined forces with his former boss to start Kaenon Polarized. Chris worked at Kaenon before leaving to start Market Ventures, a boutique Venture Capital firm providing seed funding for startup companies in San Diego. He was responsible for identifying investment opportunities and working closely with the portfolio of companies to advance them through the first stage of funding. Chris holds a BA from the University of Southern California and an MBA from the USC Marshall School of Business.



Dr. Christopher Boyes, MD
Director

As an expert in his field of vascular medicine, Dr. Boyes has contributed to numerous journal articles, medical research papers, and professional presentations. His work is often cited by peers and he is listed in prestigious medical directories. Dr Boyes focuses on open and endovascular surgery and specializes in many areas of vascular surgery including complex aortic aneurysms, cerebral vascular disease, complex venous disease, dialysis access, critical limb ischemia and amputation prevention, where he created the Charlotte NC first multidisciplinary amputation prevention program in Charlotte, North Carolina and served as the director for 5 years. His focus and emphasis on lifestyle management and prevention through nutrition, aligns with the company's vision & opportunities in the medical & wellness industries.



Nick Mazza
Director of Sales & Marketing

Nick brings more than 15 years of Sales and Marketing experience through growing companies in technology, real estate, and Entertainment. His unique way of blending traditional business experience with modern day business practices has made him a critical asset to the EN/Daily Nourish brand and success.



Ilana Lemberger
Registered Dietitian

Illana leads our team of Dietitians and culinary experts ensuring DailyNourish has simple to prepare meals for planning that blow people's minds. Her love of healthy and nutritious recipes, and the overwhelming connection and positive influence they have in our lives, is what makes her a perfect fit to help lead our team.



Kyle Gonyea
Head of Technology

Kyle has more than 15 years of experience in graphic and web design, information security and API and back-end development. This collectively has facilitated his growth and value to the company in the last 10 years in the meal planning software space.

TERMS

Evolution Nutrition

Overview

INTEREST RATE
5.0%

VALUATION CAP
$19M

MATURITY DATE
Nov 15, 2025

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT
$249

OFFERING TYPE
Convertible Notes

DISCOUNT RATE
20.0%

TYPE OF EQUITY
Series A Preferred Stock

CONVERSION TRIGGER
$1,235,000

SEC Recent Filing

Offering Memorandum

Financials

Risks

What is a Convertible Note?
A convertible note offers you the right to receive Series A Preferred Stock in Evolution Nutrition. The amount of Series A Preferred Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,235,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $19,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You also receive 5.00% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Series A Preferred Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below.*

Investment Bonuses*

Time-Based Perks

Invest $500+ in the first 48 hours and receive 10% interest + 1 Year Free Access to DailyNourish Premium Subscription ($83.99 Value)

Invest $500+ in the first week and receive 5% interest + 1 Year Free Access to DailyNourish Premium Subscription ($83.99 Value)

Invest $500+ in the first two weeks and receive 3% interest + 1 Year Free Access to DailyNourish Premium Subscription ($83.99 Value)

Volume-Based Perks

Early Silver — Invest $1,000+ and receive 3% interest + 1 Year Free Access to DailyNourish Premium Subscription ($83.99 Value)

Early Gold — Invest $2,000+ and receive 5% interest + 1 Year Free Access to DailyNourish Premium Subscription ($83.99 Value)

Early Platinum — Invest $5,000+ and receive 10% interest + 1 Year Free Access to DailyNourish Premium Subscription ($83.99 Value)

Early Platinum Plus — Invest $10,000+ within the first two weeks and receive 15% interest + 1 Year Free Access to DailyNourish Premium Subscription ($83.99 Value)

Loyalty Bonus

Previous investors will receive 10% bonus interest.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus interest from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% Bonus for StartEngine Shareholders

Evolution Nutrition, Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding, Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS

Write the Title of the Article Here

Write a summary of the article here, or the first 1-3 sentences of the article.

View Article

Write the Title of the Article Here

Write a summary of the article here, or the first 1-3 sentences of the article.

View Article

Write the Title of the Article Here

Write a summary of the article here, or the first 1-3 sentences of the article.

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Evolution Nutrition.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

Crowdfunding

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

@ 2023 All Rights Reserved

Download on the App Store

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRA** / **SIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

StartEngine Marketplace

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine.

None of the information displayed on or downloadable from www.startengine.com (the any security. It also does not constitute an offer to provide investment advice or service. any security. It also does not constitute an offer to provide investment advice or service. any security. It also does not constitute an offer to provide investment advice or service. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, or (2) assist in the determination of fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

All investment opportunities are based on indicated interest from sellers and will need to be confirmed.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment.

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC. ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

Here, no food groups are off limits.

I'm Alana Lamberger and I'm a dietitian here at Daily nourish.

We don't believe in strict rules or fad diets.

All Daily Nourish meals are calorie controlled and focus on complex carbohydrates, lean proteins and unsaturated fats, all while incorporating smaller portions of animal proteins and seafood.

You'll find everything from simple boosted breakfast to gourmet style global inspirations.

Daily Nourish is here to make your healthy eating journey easier

Additional Campaign Video

Here, no food groups are off limits.

I'm Alana Lamberger and I'm a dietitian here at Daily nourish.

I'm passionate about making Nourishing meals that not only taste amazing, but are easy to make.

We don't believe in strict rules or fad diets.

Instead, Daily Nourish is based on sound nutrition principles rooted in the flexitarian eating pattern to provide an abundance of plant foods, all while incorporating smaller portions of animal proteins and seafood.

All Daily Nourished meals are calorie controlled and focus on complex carbohydrates, lean proteins and unsaturated fats,

You'll find everything from simple boosted breakfast to gourmet style global inspirations.

The meal plans provide a culinary journey from classic American to Asian fusion, mexican, Italian, the Mediterranean and beyond.

The recipes not only taste great, but they've been created with preparation simplicity in mind.

Daily Nourish is here to make your healthy eating journey easier with delicious food and thoughtfully crafted meal plans.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.

Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) Special provisions for cryptocurrency payments. Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City

(9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(c) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Capital LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Capital LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at March 31, 2023 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. SetApart Financial Services, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the Securities. Subscriber will appear on the books of the Nominee as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber agrees that as a condition to investment in the Securities, in the event StartEngine Primary LLC finalizes its custodial requirements in the future, Subscriber consents to StartEngine Primary LLC holding the securities as custodian (the "Custodian"), and any arrangements necessary to effect such manner of holding. The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT

IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is: %%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2023 - CF

$%%VESTING_AMOUNT%% %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. **Repayment.** All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on November 15, 2025 (the "Maturity Date").

2. **Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less.

Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Series A Preferred Stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Series A Preferred Stock resulting in gross proceeds to the Company of at least $1,235,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Series A Preferred Stock at a conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $19,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Series A Preferred Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Series A Preferred Stock at a price per security equal to the quotient of $19,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%%

residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

A0768875

3119261

CERTIFICATE OF AMENDMENT OF
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
EVOLUTION NUTRITION, INC.

FILED
Secretary of State
State of California

APR 07 2015

Jeffery H. Boyes and Matthew Lewry certify that:

1. They are the President and Secretary, respectively, of Evolution Nutrition, Inc., a California corporation (the "***Company***").

2. Article 3 of the Amended and Restated Articles of Incorporation of the Company is amended to read as follows:

"ARTICLE 3 AUTHORIZED CAPITAL

The Company is authorized to issue two classes of shares, designated "Common Stock" and "Preferred Stock" respectively. The total number of shares of Common Stock which the Company is authorized to issue is 28,000,000 and the total number of shares of Preferred Stock which the Company is authorized to issue is 12,337,735. 5,337,735 of the shares of Preferred Stock are designated "Series A Preferred Stock" (the "***Series A Preferred***") and 7,000,000 of the shares of Preferred Stock are designated "Series B Preferred Stock" (the "***Series B Preferred***")."

3. The foregoing amendment of the Amended and Restated Articles of Incorporation of the Company has been duly approved by the Company's Board of Directors.

4. The foregoing amendment of the Amended and Restated Articles of Incorporation of the Company has been duly approved by the required vote of the Company's shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the Company entitled to vote with respect to the amendment was 7,990,000 shares of Common Stock, 4,840,153 shares of Series A Preferred Stock and 3,846,153 shares of Series B Preferred Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% of the Company's Common Stock voting as a separate class, more than 50% of the Company's Series A Preferred Stock voting as a separate class and more than 50% of the Company's Series B Preferred Stock voting as a separate class.

A0768875

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Certificate of Amendment of Amended and Restated Articles of Incorporation are true and correct of our own knowledge.

Date: February 25, 2015

Jeffery H. Boyes, President

Matthew Lewry, Secretary

A0768875

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Certificate of Amendment of Amended and Restated Articles of Incorporation are true and correct of our own knowledge.

Date: February 25, 2015

____
Jeffery H. Boyes, President

____
Matthew Lewry, Secretary

A0754462

3119261

FILED
Secretary of State
State of California

APR 17 2014

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF EVOLUTION NUTRITION, INC.

Jeffery H. Boyes and Matthew Lewry certify that:

1. They are the President and Secretary, respectively, of Evolution Nutrition, Inc., a California corporation (the "*Company*").

2. The Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A have been duly approved by the Company's Board of Directors (the "*Board*").

3. The Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A have been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code (the "*Code*"). The Company has two classes of stock outstanding. The total number of outstanding shares of Common Stock of the Company is 8,470,000 and the total number of outstanding shares of Series A Preferred Stock of the Company is 5,101,735. The number of shares voting in favor of the amendment and restatement equaled or exceeded the vote required, such required vote being more than 50% of the outstanding shares of Common Stock voting as a separate class and more than 50% of the outstanding shares of Series A Preferred Stock voting as a separate class.

4. The Amended and Restated Articles of Incorporation so adopted read in full as set forth on Exhibit A attached hereto and are hereby incorporated herein by this reference.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Date: April 17, 2014

Jeffery H. Boyes, President

Matthew Lewry, Secretary

EXHIBIT A

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF EVOLUTION NUTRITION, INC.

ARTICLE 1. NAME

The name of the Company is Evolution Nutrition, Inc.

ARTICLE 2. PURPOSE

The purpose of the Company is to engage in any lawful acts or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the Code.

ARTICLE 3. AUTHORIZED CAPITAL

The Company is authorized to issue two classes of shares, designated "Common Stock" and "Preferred Stock" respectively. The total number of shares of Common Stock which the Company is authorized to issue is 25,000,000 and the total number of shares of Preferred Stock which the Company is authorized to issue is 9,337,735. 5,337,735 of the shares of Preferred Stock are designated "Series A Preferred Stock" (the "***Series A Preferred***") and 4,000,000 of the shares of Preferred Stock are designated "Series B Preferred Stock" (the "***Series B Preferred***").

ARTICLE 4. RIGHTS, PREFERENCES, PRIVILEGES AND RESTRICTIONS OF CAPITAL STOCK

The relative rights, preferences, privileges and restrictions granted to or imposed upon the respective classes of the shares of capital stock or the holders thereof are as follows:

1. Dividend Preference.

(a) The holders of Series B Preferred shall be entitled to receive, out of funds legally available therefor, dividends at an annual rate equal to 8.0% of the "Original Series B Issue Price" (as defined below) (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like with respect to such shares) for each outstanding share of Series B Preferred held by them, payable when and if declared by the Board, in preference and priority to the payment of dividends on any shares of Series A Preferred or Common Stock (other than those dividends on Common Stock payable solely in Common Stock or involving the repurchase of shares of Common Stock from terminated directors, officers, employees, consultants or advisors of the Company or its subsidiaries pursuant to contractual arrangements). In the event dividends are paid to the holders of Series B Preferred that are less than the full amounts to which such holders are entitled pursuant to this Section 1(a), such holders shall share ratably in the total amount of dividends paid according to the respective amounts due each such holder if such dividends were paid in full.

(b) The holders of Series A Preferred shall be entitled to receive, out of funds legally available therefor, dividends at an annual rate equal to 8.0% of the "Original Series A Issue Price" (as defined below) (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like with respect to such shares) for each outstanding share of Series A Preferred held by them, payable when and if declared by the Board, in preference and priority to the payment of dividends on any shares of Common Stock (other than those dividends on Common Stock payable solely in Common Stock or involving the repurchase of shares of Common Stock from terminated directors, officers, employees, consultants or advisors of the Company or its subsidiaries pursuant to contractual arrangements); provided, however, no dividends shall be declared on the Series A Preferred unless dividends on the Series B Preferred have been declared in accordance with Section 1(a) and all declared dividends on the Series B Preferred shall have been paid or set aside for payment to the holders of the Series B Preferred. In the event dividends are paid to the holders of Series A Preferred that are less than the full amounts to which such holders are entitled pursuant to this Section 1(b), such holders shall share ratably in the total amount of dividends paid according to the respective amounts due each such holder if such dividends were paid in full.

(c) The dividends payable to the holders of Preferred Stock with respect to the Series A Preferred and Series B Preferred shall not be cumulative, and no right shall accrue to the holders of Preferred Stock by reason of the fact that dividends are not declared on the Series A Preferred or Series B Preferred or paid in any previous fiscal year of the Company, whether or not the earnings of the Company in that previous fiscal year were sufficient to pay such dividends in whole or in part.

(d) After payment of dividends to the holders of Preferred Stock with respect to Series A Preferred and Series B Preferred as set forth above, dividends may be declared and distributed, out of funds legally available therefor, among all holders of Common Stock; provided, however, that no dividend may be declared and distributed among holders of Common Stock at a rate greater than the rate at which dividends are paid to the holders of Series A Preferred or Series B Preferred based on the number of shares of Common Stock into which such shares of Preferred Stock are convertible on the date such dividend is declared.

(e) In the event that the Company shall have declared but unpaid dividends outstanding immediately prior to, and in the event of, a conversion of Preferred Stock (as provided in Section 4 of this Article 4), the Company shall, at the option of the Company, pay in cash to the holders of Preferred Stock subject to conversion the full amount of any such dividends or allow such dividends to be converted into Common Stock in accordance with, and pursuant to the terms specified in, Section 4 of this Article 4.

2. ***Liquidation Preference.***

(a) In the event of (i) any liquidation, dissolution or winding up of the Company, whether voluntary or not, (ii) the sale, lease, assignment, transfer, conveyance or disposal of all or substantially all of the assets of the Company or (iii) the acquisition of the Company by another entity by means of consolidation, corporate reorganizations, merger or other transaction or series of related transactions in which shareholders of the Company immediately prior to such transaction do not hold a majority of the voting power of the outstanding securities of the successor entity (each a "***Liquidation Event***"), distributions to the Company's shareholders shall be made in the following manner:

(i) Unless holders of a majority of the then outstanding shares of Series B Preferred, voting as a separate class, agree otherwise, each holder of Series B Preferred shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of Series A Preferred or Common Stock, by reason of their ownership of such stock, the amount of $0.26 (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like with respect to such shares) (the "***Original Series B Issue Price***") for each share of Series B Preferred then held by such holder, plus an amount equal to all declared but unpaid dividends on such shares of Series B Preferred (collectively, the "***Series B Preference***"). If, upon the occurrence of a Liquidation Event, the assets and funds available to be distributed among the holders of Series B Preferred shall be insufficient to permit the payment to such holders of the full Series B Preference, then the entire assets and funds of the Company legally available for distribution to the holders of Series B Preferred shall be distributed ratably based on the total Series B Preference due each such holder under this Section 2(a)(i).

(ii) Unless holders of a majority of the then outstanding shares of Series A Preferred, voting as a separate class, agree otherwise, after payment has been made to the holders of Series B Preferred of the full amounts to which they are entitled pursuant to Section 2(a)(i) above, each holder of Series A Preferred shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of Common Stock, by reason of their ownership of such stock, the amount of $0.25 (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like with respect to such shares) (the "***Original Series A Issue Price***") for each share of Series A Preferred then held by such holder, plus an amount equal to all declared but unpaid dividends on such shares of Series A Preferred (collectively, the "***Series A Preference***"). If, upon the occurrence of a Liquidation Event, the assets and funds available to be distributed among the holders of Series A Preferred shall be insufficient to permit the payment to such holders of the full Series A Preference, then the entire assets and funds of the Company legally available for distribution to the holders of Series A Preferred shall be distributed ratably based on the total Series A Preference due each such holder under this Section 2(a)(ii).

(iii) After payment has been made to the holders of Preferred Stock of the full amounts to which they are entitled pursuant to Section 2(a)(i) and Section 2(a)(ii) above, the remaining assets of the Company available for distribution to shareholders shall be distributed ratably among the holders of Series B Preferred (assuming conversion into Common

Stock of all shares of Series B Preferred), Series A Preferred (assuming conversion into Common Stock of all shares of Series A Preferred) and Common Stock until such time as: (A) each holder of Series B Preferred shall have received the amount of two times the Original Series B Issue Price per share (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like with respect to such shares) for each share of Series B Preferred then held by such holder (including the Series B Preference) (unless holders of a majority of the then outstanding shares of Series B Preferred, voting as a separate class, agree otherwise), at which point any distributions to the holders of Series B Preferred shall cease; and (B) each holder of Series A Preferred shall have received the amount of two times the Original Series A Issue Price per share (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like with respect to such shares) for each share of Series A Preferred then held by such holder (including the Series A Preference) (unless holders of a majority of the then outstanding shares of Series A Preferred, voting as a separate class, agree otherwise), at which point any distributions to the holders of Series A Preferred shall cease. Thereafter, the remaining assets of the Company available for distribution to shareholders shall be distributed ratably among the holders of Common Stock based on the number of shares of Common Stock held by each such holder.

(b) Each holder of Preferred Stock shall be deemed to have consented to distributions made by the Company in connection with the repurchase of shares of Common Stock issued to or held by directors, officers, employees, consultants or advisors of the Company or its subsidiaries upon termination of their employment or services pursuant to agreements (whether now existing or hereafter entered into) providing for the right of said repurchase between the Company and such persons. Distributions by the Company may be made without regard to "preferential dividends arrears amount" or any "preferential rights," as such terms may be used in Section 500 of the Code.

(c) The value of securities and property paid or distributed pursuant to this Section 2 shall be computed at fair market value at the time of payment to the Company or at the time made available to shareholders, all as determined by the Board in the good faith exercise of its reasonable business judgment, provided that (i) if such securities are listed on any established stock exchange or a national market system, their fair market value shall be the closing sales price for such securities as quoted on such system or exchange (or the largest such exchange) for the date the value is to be determined (or if there are no sales for such date, then for the last preceding business day on which there were sales), as reported in the Wall Street Journal or similar publication, and (ii) if such securities are regularly quoted by a recognized securities dealer but selling prices are not reported, their fair market value shall be the mean between the high bid and low asked prices for such securities on the date the value is to be determined (or if there are no quoted prices for such date, then for the last preceding business day on which there were quoted prices).

(d) Nothing hereinabove set forth shall affect in any way the right of each holder of Preferred Stock to convert such shares at any time and from time to time into Common Stock in accordance with Section 4 of this Article 4.

3. Voting Rights.

(a) Except as otherwise required by law or hereunder, the holder of each share of Common Stock issued and outstanding shall have one vote and the holder of each share of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which such share of Preferred Stock could be converted at the record date for determination of the shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or the effective date of any written consent of shareholders, such votes to be counted together with all other shares of stock of the Company having general voting power and not separately as a class. Fractional votes by the holders of Preferred Stock shall not, however, be permitted and any fractional voting rights shall (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) be rounded to the nearest whole number (with one-half being rounded upward). Holders of Common Stock and Preferred Stock shall be entitled to notice of any shareholders' meeting in accordance with the Company's Bylaws.

(b) So long as a majority of the originally issued Series B Preferred remains issued and outstanding (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like with respect to such shares), the holders of record of the shares of Series B Preferred, exclusively and as a separate class, shall be entitled to elect one director of the Company (the "***Series B Director***"); so long as a majority of the originally issued Series A Preferred remains issued and outstanding (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like with respect to such shares), the holders of record of the shares of Series A Preferred, exclusively and as a separate class, shall be entitled to elect one director of the Company (the "***Series A Director***"); and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Company (the "***Common Directors***"); provided, however, for administrative convenience, the initial Series B Director may also be appointed by the Board in connection with the approval of the initial issuance of Series B Preferred without a separate action by the holders of Series B Preferred. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such shareholders duly called for that purpose or pursuant to a written consent of shareholders. If the holders of shares of Series B Preferred, Series A Preferred or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3(b), then any directorship not so filled shall remain vacant until such time as the holders of the Series B Preferred, Series A Preferred or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by shareholders of the Company other than by the shareholders of the Company that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred and Series B Preferred), exclusively and voting together as a single class on as as-converted basis, shall be entitled to elect the balance of the total number of directors of the Company. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3(b), a vacancy in any directorship which the holders of a specific class or series are entitled to elect pursuant to this Section 3(b) shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 3(b).

4. Conversion Rights.

The holders of Preferred Stock shall have conversion rights as follows:

(a) ***Right to Convert.*** Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for such Preferred Stock as follows:

(i) Each share of Series A Preferred shall be convertible into such number of fully-paid and non-assessable shares of Common Stock as is determined by dividing the Original Series A Issue Price by the then effective Conversion Price for such Series A Preferred, determined as hereinafter provided, in effect at the time of conversion. The price at which shares of Common Stock shall be deliverable upon conversion of the Series A Preferred (the "***Series A Conversion Price***") shall initially be the Original Series A Issue Price. The initial Series A Conversion Price shall be subject to adjustment as provided in accordance with Section 4(d) below.

(ii) Each share of Series B Preferred shall be convertible into such number of fully-paid and non-assessable shares of Common Stock as is determined by dividing the Original Series B Issue Price by the then effective Conversion Price for such Series B Preferred, determined as hereinafter provided, in effect at the time of conversion. The price at which shares of Common Stock shall be deliverable upon conversion of the Series B Preferred (the "***Series B Conversion Price***") shall initially be the Original Series B Issue Price. The initial Series B Conversion Price shall be subject to adjustment as provided in accordance with Section 4(d) below.

(b) ***Automatic Conversion.*** (i) Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the then effective applicable Conversion Price upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the "***Securities Act***") covering the offer and sale of Common Stock for the account of the Company to the public with aggregate proceeds to the Company of at least $20,000,000 (before deduction for underwriters commissions and expenses), (ii) each share of Series A Preferred shall automatically be converted into shares of Common Stock at the then effective Series A Conversion Price upon the earliest of (A) the affirmative vote or written consent of a majority of the then outstanding shares of Series A Preferred, voting as a separate class, and (B) the conversion into Common Stock of a majority of the originally issued shares of Series A Preferred (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like with respect to such shares), and (iii) each share of Series B Preferred shall automatically be converted into shares of Common Stock at the then effective Series B Conversion Price upon the earliest of (X) the affirmative vote or written consent of at least 60% of the then outstanding shares of Series B Preferred, voting as a separate class, and (Y) the conversion into Common Stock of a majority of the originally issued shares of Series B Preferred (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like with respect to such shares) (each such event in (i), (ii) and (iii) above is an "***Automatic Conversion***"). In the event of an Automatic Conversion of the Preferred Stock upon a public offering as aforesaid, the person(s) entitled to receive the Common Stock issuable upon such conversion of such Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities.

(c) ***Mechanics of Conversion***. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the fair value of such fractional share, as determined in good faith by the Board. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock and to receive certificates therefor, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for the Preferred Stock and shall give written notice to the Company at such office that such holder elects to convert the same; provided, however, that in the event of an Automatic Conversion pursuant to Section 4(b) above, the outstanding shares of applicable Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent, and provided further that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Company or its transfer agent, as provided above, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. The Company shall, as soon as practicable after such delivery, or such agreement and indemnification in the case of a lost certificate, issue and deliver at such office to such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, or in the case of Automatic Conversion, on the date of closing of the offering, the date of the affirmative vote or written consent or the date of conversion of the Preferred Stock, as applicable, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

(d) ***Adjustments to Conversion Price***.

(i) ***Adjustments for Stock Splits, Stock Dividends, Subdivisions, Combinations or Consolidations with Respect to Common Stock***. In the event the outstanding shares of Common Stock shall be increased by a stock dividend payable in Common Stock, stock split, subdivision or other similar transaction occurring after the filing of these Amended and Restated Articles of Incorporation into a greater number of shares of Common Stock, the Conversion Prices then in effect shall, concurrently with the effectiveness of such event, be decreased in proportion to the percentage increase in the outstanding number of shares of Common Stock. In the event the outstanding shares of Common Stock shall be decreased by a reverse stock split, combination, consolidation or other similar transaction occurring after the filing of these Amended and Restated Articles of Incorporation into a lesser number of shares of Common Stock, the Conversion Prices then in effect shall, concurrently with the effectiveness of such event, be increased in proportion to the percentage decrease in the outstanding number of shares of Common Stock.

(ii) ***Adjustments for Other Distributions***. In the event the Company at any time or from time to time makes or fixes a record date for the determination of holders of Common Stock entitled to receive, any distribution payable in securities of the Company other than shares of Common Stock and other than as otherwise adjusted in this Section 4, then and in each such event provision shall be made so that the holders of Preferred Stock shall receive upon conversion thereof, the amount of securities of the Company which they would have received had their Preferred Stock been converted into Common Stock on the date of such event.

(iii) ***Adjustments for Reclassification, Exchange and Substitution***. If the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by reclassification, exchange, substitution or otherwise (other than a stock split, stock dividend, subdivision, combination or consolidation of shares, provided for above), the Conversion Prices then in effect shall, concurrently with the effectiveness of such reclassification, exchange, substitution or other transaction, be proportionately adjusted such that the Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of such Preferred Stock immediately before that change.

(iv) ***Adjustments on Issuance of Additional Stock***.

(1) ***Adjustments to Conversion Price***. If the Company shall issue "Additional Stock" (as defined in Section 4(d)(iv)(2) below) for a consideration per share less than the Series A Conversion Price and/or the Series B Conversion Price in effect on the date and immediately prior to such issue, then and in such event, the Series A Conversion Price and/or the Series B Conversion Price, as applicable, shall be reduced concurrently with such issue, to a price (calculated to three decimal places) determined by multiplying such Conversion Price by a fraction (A) the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of Additional Stock so issued (or deemed to be issued) would purchase at such Conversion Price; and (B) the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares of Additional Stock so issued; provided that for purposes of this Section 4(d)(iv)(1), all shares of Common Stock issuable upon exercise of outstanding stock

options, all shares of Common Stock issuable upon conversion of outstanding Preferred Stock, and all shares of Common Stock issuable upon exercise or conversion of any other outstanding security or debt instrument of the Company shall be deemed to be Common Stock outstanding.

(2) ***Definition of Additional Stock***. For purposes of this Section 4(d)(iv), "***Additional Stock***" shall mean all Common Stock issued or deemed to be issued pursuant to Section 4(d)(iv)(3) below by the Company after the date on which the first share of Series B Preferred was issued other than (a) as described in subsections (i), (ii) and (iii) of this Section 4(d); (b) as a dividend or distribution with respect to Preferred Stock; (c) to directors, officers, employees, consultants and advisors of the Company (including, without limitation, options and stock issued pursuant to the Company's stock option and/or stock issuance plan(s) in effect from time to time) as designated and approved by the Board; (d) pursuant to the acquisition by the Company of another corporation or entity by consolidation, corporate reorganizations, merger or purchase of all or substantially all of the assets of such corporation or entity as unanimously approved by the Board in an aggregate amount not to exceed 1,000,000 shares (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like); (e) in connection with equipment leasing, real estate, bank financing, commercial credit arrangements or similar transactions unanimously approved by the Board in an aggregate amount not to exceed 200,000 shares (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like); (f) to vendors or customers as unanimously approved by the Board in an aggregate amount not to exceed 200,000 shares (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like); (g) upon conversion of Preferred Stock or upon conversion or exercise of convertible or exercisable securities outstanding or deemed outstanding as of the date hereof; (h) in a public offering pursuant to an effective registration statement under the Securities Act; (i) in connection with strategic alliances, joint ventures or other corporate partnerships, research and development agreements, product development or marketing agreements or other similar agreements unanimously approved by the Company's Board in an aggregate amount not to exceed 200,000 shares (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like); (j) on terms approved by the holders of a majority of the then outstanding shares of Series A Preferred, voting as a separate class, and the holders of a majority of the then outstanding shares of Series B Preferred, voting as a separate class; and (k) on terms unanimously approved by the Board.

(3) ***Deemed Issuance of Common Stock***.

(A) If the Company (i) grants any rights or options to subscribe for, purchase, or otherwise acquire shares of Common Stock or (ii) issues or sells any security convertible into, or exchangeable for, shares of Common Stock, then, in each case, such granting, issue or sale shall be considered to be an issue or sale for cash of the maximum number of shares of Common Stock issuable on exercise, conversion or exchange at the price per share determined under this Section 4(d)(iv)(3), and the Series A Conversion Price and/or the Series B Conversion Price shall be subject to adjustment as provided in this Section 4(d)(iv)(3) to reflect (on the basis of that determination) the issue or sale. No further adjustment of such Conversion Prices shall be made as a result of the actual issuance of shares of Common Stock on the exercise of any such rights or options or the conversion or exchange of any such convertible securities.

The price per share of Common Stock issuable on the exercise of such rights or options or the conversion or exchange of the securities shall be determined by dividing the total amount, if any, received or receivable by the Company as consideration for the granting of the rights or options or the issue or sale of the convertible or exchangeable securities, plus the minimum aggregate amount of additional consideration payable to the Company on exercise or conversion of the securities, by the maximum number of shares of Common Stock issuable on the exercise, conversion or exchange.

(B) Upon the redemption or repurchase of any such securities or the expiration or termination of the right to convert into, exchange for, or exercise with respect to, Common Stock, the Series A Conversion Price and/or the Series B Conversion Price shall be readjusted to such price as would have been obtained had the adjustment made upon their issuance been made upon the basis of the issuance of only the number of such securities as were actually converted into, exchanged for or exercised with respect to, Common Stock. If the purchase price, conversion rate or exchange rate provided for in any such security changes at any time, then, upon such change becoming effective, the Series A Conversion Price and/or the Series B Conversion Price then in effect shall be readjusted forthwith to such price as would have been obtained had the adjustment made upon the issuance of such securities been made upon the basis of (i) the issuance of only the number of shares of Common Stock theretofore actually delivered upon the conversion, exchange or exercise of such securities, and the total consideration received therefor, and (ii) the granting or issuance, at the time of such change, of any such securities then still outstanding for the consideration, if any, received by the Company therefor and to be received on the basis of such changed price or rate.

(4) ***Determination of Consideration***. For the purpose of making any adjustment in the Conversion Prices as provided above, the consideration received by the Company for any issue or sale of Common Stock shall be computed:

(A) to the extent it consists of cash, as the amount of cash received by the Company before deduction of any offering expenses payable by the Company and any underwriting or similar commissions, compensation or concessions paid or allowed by the Company in connection with such issue or sale;

(B) to the extent it consists of property other than cash, at the fair market value of that property as determined in good faith by the Board, provided that (i) if such property includes securities that are listed on any established stock exchange or a national market system, their fair market value shall be the closing sales price for such securities as quoted on such system or exchange (or the largest such exchange) for the date the value is to be determined (or if there are no sales for such date, then for the last preceding business day on which there were sales), as reported in the Wall Street Journal or similar publication, and (ii) if such property includes securities that are regularly quoted by a recognized securities dealer but selling prices are not reported, their fair market value shall be the mean between the high bid and low asked prices for such securities on the date the value is to be determined (or if there are no quoted prices for such date, then for the last preceding business day on which there were quoted prices); and

(C) if Common Stock is issued or sold together with other stock or securities or other assets of the Company for a consideration which covers both, as the portion of the consideration so received that may be reasonably determined in good faith by the Board to be allocable to such Common Stock.

(e) ***No Impairment***. Except as provided in Section 6 of this Article 4, the Company shall not, by amendment of its Articles of Incorporation or through any voluntary liquidation, dissolution, winding up, transfer of assets, consolidation, corporate reorganization, merger or issue or sale of securities, or through any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but shall at all times in good faith assist in the carrying out of all the provisions of this Section 4 and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Preferred Stock against impairment.

(f) ***Certificate as to Adjustments***. Upon the occurrence of each adjustment or readjustment of the Conversion Price of any series of Preferred Stock pursuant to this Section 4, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the applicable Conversion Price for such series of Preferred Stock at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of such series of Preferred Stock.

(g) ***Notices of Record Date***. In the event that the Company shall propose at any time:

(i) to declare any dividend or distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii) to offer for subscription pro rata to the holders of any class or series of its stock any additional shares of stock of any class or series or other rights;

(iii) to effect any reclassification of its Common Stock outstanding involving a change in the Common Stock; or

(iv) to merge or consolidate with or into any other corporation, or sell, lease or convey all or substantially all its property or business, or to liquidate, dissolve or wind up, then, in connection with each such event, the Company shall send to the holders of the Preferred Stock:

(1) at least 10 days' prior written notice of the date on which a record shall be taken for such dividend, distribution or subscription rights (and specifying the

date on which the holders of Common Stock shall be entitled thereto) or for determining rights to vote in respect of the matters referred to in (iii) and (iv) above; and

(2) in the case of the matters referred to in (iii) and (iv) above, at least 10 days' prior written notice of the date when the same shall take place (and specifying the date on which the holders of Common Stock shall be entitled to exchange their Common Stock for securities or other property deliverable upon the occurrence of such event or the record date for the determination of such holders if such record date is earlier).

Each such written notice shall be delivered personally or via overnight courier, or given by first class mail, postage prepaid, addressed to the holders of the Preferred Stock at the address for each such holder as shown on the books of the Company.

(h) ***Issue Taxes***. The Company shall pay any and all issue and other taxes (other than income taxes) that may be payable in respect of any issue or delivery of shares of Common Stock on conversion of shares of Preferred Stock pursuant hereto; provided, however, that the Company shall not be obligated to pay any transfer taxes resulting from any transfer requested by any holder in connection with any such conversion.

(i) ***Reservation of Stock Issuable Upon Conversion***. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Preferred Stock, the Company shall take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite shareholder approval of any necessary amendment to its Articles of Incorporation.

(j) ***Status of Converted or Redeemed Preferred Stock***. In the event that any shares of any series of Preferred Stock shall be converted pursuant to this Section 4 or redeemed, the shares so converted or redeemed shall resume the status of authorized but unissued shares of Preferred Stock undesignated as to series.

5. Redemption Rights.

The Series A Preferred and the Series B Preferred shall be nonredeemable.

6. Covenants.

(a) In addition to any other rights provided by law, so long as a majority of the originally issued Series A Preferred remains issued and outstanding, the Company shall not, without first obtaining (i) the affirmative vote or written consent of the holders of a majority of the then outstanding shares of Series A Preferred, voting as a separate class, or (ii) unanimous approval of the Board of Directors:

(i) authorize or issue shares of any class or series of stock having any preference or priority as to dividends rights, liquidation preferences, conversion rights or voting rights, superior to or on a parity with any preference or priority of the Series A Preferred;

(ii) reclassify any shares of capital stock of the Company into shares having any preference or priority as to dividends rights, liquidation preferences, conversion rights or voting rights, superior to or on a parity with any preference or priority of the Series A Preferred;

(iii) increase or decrease (other than by conversion) the authorized number of shares of Series A Preferred;

(iv) amend or repeal any provision of, or add any provision to, its Articles of Incorporation if such action would materially and adversely alter or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, the Series A Preferred;

(v) sell, lease, assign, transfer, convey or otherwise dispose of or cause to be disposed the securities of any subsidiary (other than to the Company);

(vi) engage in any transaction or series of related transactions constituting a Liquidation Event;

(vii) declare or pay dividends on or make any distributions with respect to Common Stock or Preferred Stock;

(viii) apply any of its assets to the redemption, retirement, purchase or acquisition, directly or indirectly, through subsidiaries (as defined in Section 425 of the Internal Revenue Code of 1986, as amended) or otherwise, of any shares of any class or series of capital stock, except for repurchases from directors, officers, employees, consultants, advisors of, and persons performing services for, the Company or its subsidiaries on terms approved by the Board of Directors upon termination of employment or association;

(ix) establish borrowing from banks or other financial institutions in the aggregate of more than $500,000;

(x) pledge, hypothecate, encumber or grant any security interest in any of the Company's assets in the aggregate with a fair market value in excess of $500,000;

(xi) make any material change to the Company's line of business;

(xii) make any change in the size of the Board of Directors; or

(xiii) increase the number of shares of Common Stock reserved for issuance under the Company's employee stock option and/or stock issuance plan(s).

(b) In addition to any other rights provided by law, so long as a majority of the originally issued Series B Preferred remains issued and outstanding (appropriately adjusted for stock splits, subdivisions, combinations, consolidations and the like with respect to such shares), the Company shall not, without first obtaining (i) the affirmative vote or written consent of the holders of a majority of the then outstanding shares of Series B Preferred, voting as a separate class, or (ii) unanimous approval of the Board of Directors:

(i) authorize or issue shares of any class or series of stock having any preference or priority as to dividends rights, liquidation preferences, conversion rights or voting rights, superior to or on a parity with any preference or priority of the Series B Preferred;

(ii) reclassify any shares of capital stock of the Company into shares having any preference or priority as to dividends rights, liquidation preferences, conversion rights or voting rights, superior to or on a parity with any preference or priority of the Series B Preferred;

(iii) increase or decrease (other than by conversion) the authorized number of shares of Series B Preferred;

(iv) amend or repeal any provision of, or add any provision to, its Articles of Incorporation if such action would materially and adversely alter or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, the Series B Preferred;

(v) sell, lease, assign, transfer, convey or otherwise dispose of or cause to be disposed the securities of any subsidiary (other than to the Company);

(vi) engage in any transaction or series of related transactions constituting a Liquidation Event;

(vii) declare or pay dividends on or make any distributions with respect to Common Stock or Preferred Stock;

(viii) apply any of its assets to the redemption, retirement, purchase or acquisition, directly or indirectly, through subsidiaries (as defined in Section 425 of the Internal Revenue Code of 1986, as amended) or otherwise, of any shares of any class or series of capital stock, except for repurchases from directors, officers, employees, consultants, advisors of, and persons performing services for, the Company or its subsidiaries on terms approved by the Board of Directors upon termination of employment or association;

(ix) establish borrowing from banks or other financial institutions in the aggregate of more than $500,000;

(x) pledge, hypothecate, encumber or grant any security interest in any of the Company's assets in the aggregate with a fair market value in excess of $500,000;

(xi) make any material change to the Company's line of business;

(xii) make any change in the size of the Board of Directors; or

(xiii) increase the number of shares of Common Stock reserved for issuance under the Company's employee stock option and/or stock issuance plan(s).

7. Residual Rights.

All rights accruing to the outstanding shares of the Company not expressly provided for to the contrary herein shall be vested in the Common Stock. The Common Stock shall not be redeemable.

ARTICLE 5. LIMITATION OF DIRECTOR LIABILITY

The liability of directors of the Company for monetary damages shall be eliminated to the fullest extent permissible under California law. If, after the effective date of this Article 5, California law is amended in a manner which permits a corporation to limit the monetary or other liability of its directors in such case to a greater extent than is permitted on such effective date, the reference in this Article 5 to "California law" shall to that extent be deemed to refer to California as so amended.

ARTICLE 6. INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND OTHER AGENTS

1. Indemnification of Directors.

The Company shall, to the maximum extent and in a manner permitted by the Code, indemnify each of its Directors against expenses (as defined in Section 317(a) of the Code), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding (as defined in Section 317(a) of the Code), arising by reason of the fact that such person is or was a Director of the Company. For purposes of this Article 6, a "Director" of the Company includes any person (i) who is or was a director of the Company, (ii) who is or was serving at the request of the Company as a director of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director of a corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

2. Indemnification of Others.

The Company shall have the power, to the extent and in the manner permitted by the Code, to indemnify each of its employees, officers and agents (other than Directors) against expenses (as defined in Section 317(a) of the Code), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding (as defined in Section 317(a) of the Code), arising by reason of the fact that such person is or was an employee, officer or agent of the Company. For purposes of this Article 6, an "employee" or "officer" or "agent" of the Company (other than a Director) includes any person (i) who is or was an employee, officer or agent of the Company, (ii) who is or was serving at the request of the Company as an employee, officer or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or (iii) who was an employee, officer or agent of a corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

3. Payment of Expenses in Advance.

Expenses and attorneys' fees incurred in defending any civil or criminal action or proceeding for which indemnification is required pursuant to Section 1 hereof, or if otherwise authorized by the Board, shall be paid by the Company in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified as authorized in this Article 6.

4. Indemnity Not Exclusive.

The indemnification provided by this Article 6 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the Company's Bylaw, any agreement, or a vote of shareholders or Directors, or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. The rights to indemnity hereunder shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

5. Insurance Indemnification.

The Company shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of the Company against any liability asserted against or incurred by such person in such capacity or arising out of that person's status as such, whether or not the Company would have the power to indemnify that person against such liability under the provisions of this Article 6.

6. Conflicts.

No indemnification or advance shall be made under this Article 6, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

(a) That it would be inconsistent with a provision of these Amended and Restated Articles of Incorporation, a resolution of the shareholders or an agreement in effect at the time of the accrual of the alleged cause of the action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

(b) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

7. ***Right to Bring Suit.***

If a claim under this Article 6 is not paid in full by the Company within 90 days after a written claim has been received by the Company (either because the claim is denied or because no determination is made), the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Code for the Company to indemnify the claimant for the claim. Neither the failure of the Company (including the Board, independent legal counsel, or its shareholders) to have a determination prior to the commencement of such action that indemnification of the claimant is permissible in the circumstances because it has met the applicable standard of conduct, if any, nor an actual determination by the Company (including the Board, independent legal counsel, or its shareholders) that the claimant has not met the applicable standard of conduct, shall be a defense to such action or create a presumption for the purposes of such action that the claimant has not met the applicable standard of conduct.

8. ***Indemnity Agreements.***

The Board is authorized to enter into a contract with any Director, officer, employee or agent of the Company, or any person who is or was serving at the request of the Company as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, or any person who was a Director, officer, employee or agent of a corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation, providing for indemnification rights equivalent to or, if the Board so determines and to the extent permitted by applicable law (including Section 204(a)(11) of the Code), greater than, those provided for in this Article 6.

9. ***Amendment, Repeal or Modification.***

Any amendment, repeal or modification of any provision of this Article 6 shall not adversely affect any right or protection of a Director, employee, officer or agent of the Company existing at the time of such amendment, repeal or modification.

10. ***Amendment of California Law.***

If, after the effective date of this Article 6, California law is amended in a manner which permits a corporation to authorize indemnification of, or advancement of such defense expenses to, its directors or other persons, in any such case to a greater degree than is permitted on such effective date, the references in this Article 6 to "California law" shall to that extent be deemed to refer to California as so amended.

EXHIBIT G TO FORM C

TESTING THE WATERS MATERIALS

[See attached]

DailyNourish

How It Works | Our Story | Blog | Investors | Download on the App Store | Get it on Google Play

Investors: Get a piece of the DailyNourish.


A Message from DailyNourish RD Illana
ILANA LEMBERGER
Registered Dietitian at DailyNourish
Watch on YouTube

Putting **enjoyment** into *healthy eating.*

DailyNourish aims to **redefine healthy eating** with balanced meals and thoughtful planning. Experience the ease of nutritious, delectable food with our app. From eliminating meal confusion to doorstep grocery delivery through Amazon Fresh, we're transforming how you nourish yourself.





Why you should **invest** in this *mission.*

With a decade of success in the B2B meal planning space and a worldwide community, our team is introducing the Daily Nourish direct to consumers mobile app, backed by unmatched industry insights and experience.

98M Americans engage in an average of 4 diets yearly, yielding over 392 million annual opportunities for new clients in the U.S.

Our app launched in June 2023 with a $2.4M self-fund, gaining 25,000+ downloads in 8 weeks.

Your investment reconnects **people** with *delicious health.*

The escalating obesity rate in the U.S., standing at 41.9% of adults, presents a critical challenge (source). Common industry knowledge underlines the important role of diet, as it constitutes 80% of the weight loss equation, leaving exercise with 20% (source). Unfortunately, restrictive diets display limited sustainability, with a staggering 95% relapse rate within 2 years (source).

Over 95% of people who try diets, *quit or gain* the weight back.



98M people get on and off the weight loss train an average of 4 times a year. Current meal planning apps do not focus on proper nutrition for weight loss or making their user's journey easy or engaging.

Global weight loss and management market projected to reach USD 282.53

Now is the time to **invest** in a


billion by 2028
$282.53B
projected growth by 2028

business that will make a difference in *millions of lives*.

A Fruitful Wellness Journey

With the global weight loss and management market projected to reach **USD 282.53 billion by 2028** (source), DailyNourish is positioning itself as a key player in this expanding landscape. As of June 2023, we've launched our app, backed by a self-funded investment of **$2.4 million**, driving over **25,000 downloads** in just the initial eight weeks with a limited marketing budget. Guided by the vision of our **Founder/CEO Jeff Boyes**, a seasoned fitness expert and thought leader with more than 20 years of experience, and a dedicated team that has been together for more than a decade, DailyNourish is making its mark. With a history of strong revenue growth, a **gross profit margin of 68% from FY2015-2021**, and an impressive community of over **30,000 businesses and 2+ million clients**, our milestones underscore our commitment to revolutionizing wellness and nutrition for the long term.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Customized to **your taste.**

DailyNourish guides a daily practice of regaining the joy of eating often stolen by diets. Every dietitian-created recipe is designed not just to fill the belly, but to fulfill your whole mind, body, and superhero soul.

Download on the App Store | GET IT ON Google Play





